Exhibit 99.1

NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	(PGF.UN) - TSX;
(PGH) - NYSE

PENGROWTH ANNOUNCES ITS INTENT TO CONVERT TO A DIVIDEND
PAYING CORPORATION, DECLARES ITS CASH DISTRIBUTION FOR
NOVEMBER 16, 2010 AND PROVIDES HEDGING UPDATE

(Calgary, October 20, 2010) /Marketwire/ - Pengrowth Corporation (the “Corporation”), administrator of Pengrowth Energy Trust (the “Trust” and collectively with the Corporation, “Pengrowth”) is pleased to announce that its Board of Directors has approved the conversion (“Conversion”) of the Trust to a new dividend paying corporation to be known as Pengrowth Corporation (“New Pengrowth”).  Subject to receipt of all necessary approvals, the Conversion is expected to be completed on December 31, 2010 pursuant to a plan of arrangement under the Business Corporations Act (Alberta).

New Pengrowth will remain focused on maintaining a diversified asset base balanced between liquids and natural gas production and will be committed to maintaining its emphasis on operating high quality, low cost, low risk properties, delivering superior returns to shareholders and continuing to ensure financial strength and flexibility.

Special Meeting of Securityholders

A special meeting of holders of trust units (“Trust Units”) and exchangeable shares of Pengrowth (“Securityholders”) will be held on Thursday, December 16, 2010 to vote on the proposed arrangement. The record date for the special meeting will be November 1, 2010.

Dividend Policy Post-Conversion

New Pengrowth initially expects to pay a monthly dividend of $0.07 per share which is the same amount that the Trust is paying today as a distribution on its Trust Units.  Dividends are expected to be paid on the 15th or next business day of each month.  Actual future dividend levels will be subject to the discretion of the Board of Directors and may vary depending on a variety of factors and conditions existing from time-to-time, including fluctuations in commodity prices, production levels, capital expenditure requirements, operating costs, royalty burdens and foreign exchange rates.

It is anticipated that taxable investors in Canada will benefit from the enhanced dividend tax credit post-Conversion compared to the taxation of distributions currently received from the Trust.  The more favourable tax treatment afforded to the receipt of dividends, as compared to distributions of income from a trust under current Canadian tax laws, may result in more attractive after-tax returns for certain taxable Canadian investors, depending on individual circumstances.

In the U.S., Pengrowth’s distributions are already classified as "Qualified Dividends" and are expected to continue to be treated as such after Conversion.  However, following the Conversion, the withholding tax rate will decrease from15 percent to zero for U.S. shareholders of New Pengrowth who hold their New Pengrowth shares in non-taxable accounts.

It is strongly advised that all Securityholders consult a tax advisor to discuss individual taxation implications of the Conversion.

Tax Pools

With approximately $2.7 billion of tax pools as of June 30, 2010, the Conversion is not expected to immediately result in any new corporate income taxes that would reduce the amount of cash on hand available for the payment of dividends. Pengrowth currently expects, based upon current tax legislation, anticipated capital spending, and economic conditions, that it will not be required to pay any income tax until after 2014.

“Pengrowth's conversion to a corporation will allow Pengrowth to continue to pursue its long term goal of maximizing value creation by focusing on its short and medium term inventory of low cost, low risk resource plays that have the ability to enhance reserves and production” said Derek Evans, Pengrowth’s President and Chief Executive Officer. “Pengrowth will continue to be managed by the same experienced team and I remain confident in our ability to deliver strong returns to our shareholders post conversion.”

Board of Directors

The initial Board of Directors of New Pengrowth will be comprised of all of the current elected members of the Board of Directors of Pengrowth. “I’d like to take this opportunity to thank Pengrowth’s Founder, Mr. James S. Kinnear on behalf of the Board of Directors, the entire Pengrowth team, and all the unitholders for his visionary leadership and outstanding contribution to Pengrowth and the whole royalty trust sector over the last 20 years and for establishing the Pengrowth name in the community” said Mr. John B. Zaozirny, Chairman of the Board of Pengrowth Corporation. “I would also like to thank Mr. Nicholas C.H. Villiers for his role on the Pengrowth Board over the past three years and his commitment to continue to create value for unitholders.”

Conversion Process

Pursuant to the Conversion, Securityholders will receive one common share of New Pengrowth for each Trust Unit held.  Holders of exchangeable shares will receive a portion of a common share of New Pengrowth to be determined based on the exchange ratio determined immediately prior to the exchange.  The exchange of Trust Units and exchangeable shares for Common Shares is expected to occur on a tax-deferred basis for Canadian federal income tax purposes.

The Conversion will not trigger any change of control or other termination payments pursuant to any employment agreements or arrangements with Pengrowth.  The Conversion will not trigger the automatic vesting of, nor will it result in any re-pricing of, outstanding rights or deferred entitlement units.

The details of the Conversion will be set out in an information circular anticipated to be mailed to Securityholders in mid-November 2010.  In addition to Securityholder approval, the Conversion is subject to receipt of all necessary regulatory, stock exchange and Court approvals.

November 16, 2010 Cash Distribution

Pengrowth today announces that its November 16, 2010 cash distribution will be Cdn $0.07 per trust unit. The distribution is net of amounts withheld to finance capital expenditures and preserve financial flexibility. The ex-distribution date is October 27, 2010. The distribution will be payable to all Pengrowth unitholders who hold trust units on the record date of October 29, 2010.

The distribution of Cdn $0.07 per trust unit is equivalent to approximately U.S. $0.0684 per trust unit using a U.S./Canadian dollar exchange ratio of 0.9774. The actual U.S. dollar equivalent distribution will be based upon the actual U.S./Canadian exchange rate applied on the payment date, net of applicable Canadian withholding taxes. Cash distributions paid over the past 12 months now total Cdn $0.84 per trust unit or approximately U.S. $0.81 per trust unit.

Hedging Update

Pengrowth would also like to provide an update on its commodity risk management program. The following table provides an update on Pengrowth’s current hedge positions for the 2010, 2011 and 2012 calendar years.  Pengrowth’s hedging policy intends to ensure cash flow certainty for its capital and distribution programs.

Natural Gas	Year	Hedged Volumes	Price
		(Mcf/day)	(CDN/Mcf)
	2010	102,151	$6.14
	2011	50,021	$5.72
	2012	-	-
Crude Oil	Year	Hedged Volumes	Price
		(Bbls/day)	(CDN/Bbl)
	2010	12,500	$82.09
	2011	12,000	$87.87
	2012	4,000	$90.77
Power Purchases	Year	Hedged	Price
		Volumes (MW)	(CDN/MWh)
	2010	20	$47.66
	2011	25	$46.34
	2012	-	-

About Pengrowth

Pengrowth Energy Trust is an oil and gas operating company, structured as a trust, with a focus on creating value with the drill bit by drilling operated, low cost, low risk, repeatable opportunities in the Western Canadian Sedimentary Basin (“WCSB”). Pengrowth’s operations include production from a number of conventional and unconventional assets and is evenly balanced between liquids and natural gas. Future growth opportunities include the development of conventional oil and natural gas production, heavy oil, shale gas and coalbed methane as well as the addition of production through acquisition. Pengrowth's trust units trade on the Toronto Stock Exchange under the symbol PGF.UN and on the New York Stock Exchange under the symbol PGH.

Forward-Looking Statements

This news release includes forward-looking statements about our future plans and operations that we believe allow readers to better understand our business and prospects. These forward-looking statements pertain to the proposed Conversion (including the proposed structure, the timing relating to the approval and implementation thereof, the timing for mailing further information to Securityholders, the benefits expected therefrom for the Trust and its Securityholders, and the anticipated tax effect of the Conversion on New Pengrowth and its shareholders), the proposed dividend policy of New Pengrowth (including the amount of dividend proposed to be paid and our ability to sustain that dividend), the expected tax horizon of New Pengrowth and expected withholding tax rates.

By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pengrowth's control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, taxation, regulation, changes in tax or other legislation, stock market volatility and ability to access sufficient capital from internal and external sources. Risks are described in more detail in Pengrowth's Annual Information Form, filed on SEDAR. Statements relating to the Conversion and dividend policy of New Pengrowth are subject to additional risks, including failure to receive all necessary Securityholder, regulatory, stock exchange and Court approvals to complete the Conversion, changes in laws and regulatory regimes (including tax laws) and New Pengrowth's ability to sustain its production and reserves.

With respect to forward-looking statements contained in this news release, we have made assumptions regarding, among other things, the ability to complete the Conversion in the manner and timeframe expected, future legislation, future oil and natural gas prices, future capital expenditure levels, future production levels, future exchange rates, future participation rates in New Pengrowth's dividend reinvestment plan and use of cash preserved through the dividend reinvestment plan, the cost of developing and producing our assets, our ability to obtain equipment in a timely manner to carry out development activities, our ability to market our oil and natural gas successfully to current and new customers, our expectation for the consumption of crude oil and natural gas, our expectation for industry drilling levels, our ability to obtain financing on acceptable terms, and our ability to add production and reserves through development and acquisition activities.

Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Our actual results, performance, or achievement could differ materially from those expressed in, or implied by, these forward-looking statements. We can give no assurance that any of the events anticipated will transpire or occur, or if any of them do, what benefits we will derive from them. The forward looking information contained in this news release is expressly qualified by this cautionary statement.

Pengrowth does not undertake to update any forward looking information in this press release whether as to new information, future events or otherwise except as required by securities rules and regulations.

PENGROWTH CORPORATION
Derek Evans
President and Chief Executive Officer

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: (403) 693-8889